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Mr. Larry Greene

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          Registration Statement (333-183530) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

We are in receipt of accounting comments from Christian Sandoe dated September 27, 2012 (the “Comment Letter”) to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”) as well as comments from you by phone on September 27, 2012 regarding the Registration Statement.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement being filed today.

The Company’s responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.

We urge the Staff to review these responses at its earliest convenience, as the Company has exhausted its existing shelf registration statement and has a considerable backlog of investment opportunities.

Mr. Larry Greene

October 5, 2012

Accounting Comments

1.  Describe how Energy Solutions, and its predecessor Gas Solutions, are structured for legal and tax purposes. Are these entities corporate tax payers or pass-through vehicles for tax purposes?

Energy Solutions Holdings, Inc. (“Energy Solutions”) is a Delaware corporation formed on September 2, 2004, and a taxable C-corporation (“C-Corp”) for federal income tax purposes.  Energy Solutions was formerly named Gas Solutions Holdings, Inc. (“Gas Solutions”).  Prior to the reorganization, Gas Solutions owned 100% of each of Gas Solutions GP LLC (“Gas GP”) and Gas Solutions LP LLC (“Gas LP”), both of which were Delaware limited liability companies that were pass-through entities for federal income tax purposes. Gas GP owned 1% and Gas LP owned 99% of Gas Solutions II Ltd., a Texas limited partnership (“Gas Ltd”), which was treated as a pass-through entity for federal income tax purposes. This entity structure was established to help ensure that the Company would be able to maintain its regulated investment company status under Section 851 of the Internal Revenue Code (the “Code”), which, among other things, requires that at least 90% of its gross income consist of interest, dividends, gain on the sale of securities and related sources.  This entity structure was in place since the Company made its initial investment in Gas Solutions in 2004.

The Company owned and continues to own several groups of companies engaged in different energy sector businesses, including natural gas gathering and processing, coal mining, electricity generation from renewable biomass fuels, and offshore energy supply vessel services.  Prior to the reorganization, the Company’s energy sector businesses were managed on a decentralized basis, primarily at the local level, without a unified plan of operation.  Without centralized management executing a comprehensive and unified business financing and operating plan, these groups of companies demanded significant unscheduled amounts of the Company’s most senior management time.  Without integration, sharing of resources and scale, less than optimal results of operations resulted for each of these companies.  To make the operations of these energy sector portfolio companies more efficient and effective, the Company reorganized its energy sector portfolio companies, consolidating them under Gas Solutions/Energy Solutions.  The Company began planning a potential reorganization in the fourth quarter of 2010 and completed the reorganization in the fourth quarter of 2011.

The four groups of companies involved in the reorganization were the coal mining group of companies, comprising before the reorganization six separate entities (the “Yatesville Coal Group”), the biomass electrical generating power group

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October 5, 2012

of companies (which include an idled power plant in Maine), comprising before the reorganization seven separate entities (the “Change Clean Energy Group”), the offshore energy supply vessel group of companies, comprising before the reorganization five separate entities (the “Freedom Marine Group”), and the natural gas gathering and processing plant group of companies, comprising before the reorganization four separate entities (the “Gas Solutions Group,” and together with the Yatesville Coal Group, the Change Clean Energy Group, the Freedom Marine Group and the Gas Solutions Group, the “Energy Groups”).

On December 1, 2011, Energy Solutions formed Yatesville Coal Holdings, LLC (“Yatesville Coal LLC”), Change Clean Energy Holdings, LLC (“Change Clean Energy LLC”) and Freedom Marine Holdings, LLC (“Freedom Marine LLC”), three Delaware limited liability companies treated as pass-through entities for federal income tax purposes, for the purposes of consolidating the Energy Groups under Energy Solutions.

Prior to the reorganization, the Yatesville Coal Group consisted of a group of five corporations and one limited liability company.  Yatesville Coal Holdings, Inc. (“Yatesville”), a Delaware corporation, and Genesis Coal Corporation (“Genesis”), a Kentucky corporation, were each owned 100% by the Company.  E & L Construction, Inc. (“E & L Construction”), a Kentucky corporation, C & A Construction, Inc. (“C & A Construction”), a Kentucky corporation, and East Kentucky Coal Holdings, Inc. (“East Kentucky”), a Delaware corporation, were each owned 100% by Yatesville.  North Fork Collieries LLC, a Delaware limited liability company, was owned 100% by East Kentucky.  For federal income tax purposes, all of the corporations were C-Corps and the limited liability company was treated as a pass-through entity.

In the first step of the reorganization related to the Yatesville Coal Group, on December 9, 2011, each of Genesis, E & L Construction, C & A Construction and East Kentucky merged with and into Yatesville, with Yatesville the surviving entity.  The mergers were intended to qualify as tax-free reorganizations within the meaning of Section 368(a) of the Code.

Prior to the reorganization, the Change Clean Energy Group consisted of a group of five corporations and two limited liability companies.  Change Clean Energy Holdings, Inc. (“CCEH”), a Delaware corporation, Change Clean Energy, Inc. (“CCEI”), a Delaware corporation, Worcester Energy Co., Inc. (“WECO”), a Maine corporation, and Worcester Energy Holdings Inc. (“WEHI”), a Delaware corporation, were each owned 100% by the Company.  DownEast Power Company, LLC (“DEPC”), a Delaware limited liability company, was owned 100% by CCEH.

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October 5, 2012

Precision Logging & Landclearing, Inc. (“PLL”), a Delaware corporation, was 100% owned by CCEI.  BioChips LLC, a Maine limited liability company, was 51% owned by WEHI.  For federal income tax purposes, all of the corporations were C-Corps, and all of the limited liability companies were treated as pass-through entities.

In the first step of the reorganization, which related to the Change Clean Energy Group, on December 1, 2011, the Company formed New CCEI, Inc. (“New CCEI”), a Delaware corporation, and the Company contributed 100% of the equity of CCEI held by the Company to New CCEI.  Following this contribution, on December 5, 2011, CCEI was converted into a Delaware limited liability company treated as a pass-through entity for federal income tax purposes.  On December 9, 2011, each of CCEH, WECO and WEHI merged with and into New CCEI, with New CCEI the surviving entity, and PLL merged with and into CCEI, with CCEI being the surviving entity.  The contribution and conversion of CCEI and the foregoing mergers were intended to qualify as tax-free reorganizations within the meaning of Section 368(a) of the Code.

Prior to the reorganization, the Freedom Marine Group consisted of a group of one corporation and four limited liability companies.  Freedom Marine Holding, Inc. (“Freedom Marine”), a Delaware corporation, was owned 100% by the Company.  Jettco Marine Services LLC (“Jettco”) was owned 86.78% (fully diluted) by Freedom Marine.  Jettco owned three Louisiana limited liability companies, each of which owns an offshore energy supply vessel operating in the Gulf of Mexico.  For federal income tax purposes, the corporation was a C-Corp and the limited liability companies were treated as pass-through entities.  Energy Solutions and the Freedom Marine business since the reorganization have made additional investments in acquiring and expanding the technological and operational capability of offshore energy supply vessels in the Gulf of Mexico.  As part of the reorganization and comprehensive business plan, the Company has recently made additional investments in Freedom Marine, enabling Freedom Marine to purchase a vessel with a satellite-enhanced dynamic positioning system (“DPS”) and to retrofit existing vessels with DPS, significantly enhancing the operational capability and competitiveness of Freedom Marine. The Company made the investments in connection with the reorganization and might not have made such investments absent the reorganization.

On December 9, 2011, after the initial steps of the reorganization described above, including all of the mergers described above, the final steps of the reorganization were taken in which:

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October 5, 2012

•                  Freedom Marine merged with and into Freedom Marine LLC, with Freedom Marine LLC the surviving entity;

•                  Yatesville merged with and into Yatesville Coal LLC, with Yatesville Coal LLC the surviving entity; and

•                  New CCEI merged with and into Change Clean Energy LLC, with Change Clean Energy LLC the surviving entity.

Each of these mergers was intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

On December 20, 2011, Gas Solutions changed its name to Energy Solutions Holdings Inc. to reflect the diverse nature of its energy sector businesses.

Charts illustrating the corporate structure and tax status of the entities involved in the reorganization before and after the reorganization are attached hereto as Exhibit A and Exhibit B, respectively.

On January 4, 2012, Gas GP and Gas LP sold their interests in Gas Ltd to an unaffiliated third party, with the result that Energy Solutions continued to own miscellaneous direct assets, such as propane contracts and cash transferred from Gas Ltd to Gas Solutions prior to January 4, 2012, and the entities set forth on Exhibit B as subsidiaries in energy businesses.

As a result of the reorganization, the energy businesses now indirectly owned by Energy Solutions benefit from a comprehensive business, financing, and operating plan designed to implement efficient and effective operations, support scale growth, and provide centralized financing, with one chief financial officer/controller and one capital budget, each at the corporate parent level.  Energy Solutions is constantly evaluating energy opportunities, including with respect to the coal and biomass businesses.

Building on the reorganization and comprehensive business plan for Energy Solutions, Energy Solutions has recently made additional investments in Freedom Marine, enabling Freedom Marine to purchase a vessel with a DPS and to retrofit existing vessels with DPS, significantly enhancing the operational capability and competitiveness of Freedom Marine.  Freedom Marine is operating four offshore vessels and has been steadily improving operating results since the reorganization.

2.  Describe how the transfers of assets (CCEHI, CCEI, Freedom Marine and Yatesville) to Energy Solutions by the Company were accounted for both

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October 5, 2012

under US GAAP and for federal tax purposes, including appropriate authoritative support. Did the accounting for these transfers have any impact on the sale of assets by Energy Solutions in 2012, and if so, how.

All of the mergers (they were not asset transfers) were structured to qualify as tax-free reorganizations within the meaning of Section 368(a) of the Code.  As a result, no gain or loss was recognized in connection with the reorganization, and the pre-existing tax basis of the assets of each entity involved in the reorganization, as well as the pre-existing tax attributes (including net operating losses, or “NOLs”) of each such entity, were inherited by Energy Solutions for federal income tax purposes.

From a US GAAP standpoint, the interests in the merging companies owned by the Company were transferred with no gains or losses recognized on the transfer.  Moving the investments from one controlled entity to another is not a substantive event and does not result in any gain or loss being realized.

The mergers pre-dated the sale of the interests in Gas Ltd by Gas GP and Gas LP, and accounting for the mergers did not have any impact on such sale, nor did the sale have any impact on accounting for the mergers from either a US GAAP or tax perspective.

3.  Please explain why the Energy Solutions distribution should be treated as a dividend subject to the income incentive fee calculation in Section 3(b)(i) of the advisory contract.

The Energy Solutions distributions must be treated as dividends subject to the income incentive fee calculation in Section 3(b)(i) of the advisory contract instead of a capital gain subject to the capital gain incentive fee calculation in Section 3(b)(ii) of the advisory contract because the sale of Gas Ltd generated taxable earnings and profits for Energy Solutions, and Energy Solutions has dividended a portion of such earnings and profits to the Company in the 2012 Company fiscal year.

The American Institute of CPAs (“AICPA”) Investment Companies Audit and Accounting Guide (the “AICPA Guide”), the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 946-20-50-8 and the Glossary Guide define dividends as pro rata payments to shareholders from taxable earnings and profits.  Return of capital, by comparison, is defined in the AICPA Guide as distributions in excess of taxable earnings and profits.  Capital gains would be reported once all capital invested has been returned.  Since the distributions from Energy Solutions to the Company were sourced from taxable earnings and profits, such distributions must be treated and reported by the

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October 5, 2012

Company for federal income tax purposes as dividends consisting of ordinary income, as required by Sections 301 and 316 of the Code.

4.  Please explain why the Energy Solutions distribution should not be treated as a realized capital gain subject to calculation under Section 3(b)(ii) of the advisory contract.

Energy Solutions is the corporate parent of a variety of operating businesses in the energy sector as described in response to comment 1.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  Energy Solutions is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes investing with an exit strategy.

The Energy Solutions distributions may not be treated as a realized capital gain because Energy Solutions has not been liquidated and no stock in Energy Solutions has been sold but rather Energy Solutions has paid distributions to the Company which meet the definition of dividends from its earnings and profits.  Energy Solutions continues with several operating energy businesses today, which have ongoing operations, employees, suppliers, customers, contracts, strategies, and capital investments and expenditures.

5.  Please discuss the immediate financial difference and any long-term financial difference, if any, to the Company’s shareholders with respect to any incentive payment under 3 and/or 4 above.

Response to this comment requires various assumptions and theoretical computations, any or all of which might be different than would have occurred had the Company engaged in an alternative transaction.  It also must be stressed again that no alternative transaction, such as a sale of stock of Gas Solutions, was available to the Company, as despite the Company’s efforts to persuade interested parties to pursue a different structure, no interested party was prepared to consider a structure other than the purchase of Gas Ltd.

The sale by Energy Solutions of its Gas Ltd interests caused Energy Solutions to recognize taxable gain. A significant portion of that gain will be offset by Energy Solutions’ NOLs and tax credits (approximately $97.7 and $6.7 million, respectively), as well as other operating expenses of Energy Solutions during the 2012 calendar year.  Assuming that all escrow payments are received in due course from the buyer, this offset will result in total tax savings to Energy Solutions of up to

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October 5, 2012

approximately $40.9 million, which savings will be reflected in (i.e., serve to increase) both (a) the fair value of Energy Solutions and the Company (substantially enhancing shareholder value) and (b) potential future distributions from Energy Solutions to the Company and from the Company to its shareholders.

Distributions to the Company from Energy Solutions (December 31 tax year) after the sale of Gas Ltd in the 2012 Company fiscal year were $33.3 million.  Because the Company’s pre-incentive fee income exceeded the hurdle and the catch-up under the income incentive fee formula (such hurdle would have been exceeded even without such distribution because of the Company’s performance), 20% of these distributions to the Company ($6.7 million) were paid to the Advisor as income incentive fees and the remainder have been or will be paid by the Company to its shareholders as dividends.  Energy Solutions is expected to have approximately $53.7 million of additional earnings and profits, after the payment of 2012 expenses, available to be distributed to the Company in the second half of the calendar year, should dividends be declared.  Distribution of this entire amount, should it occur, would result in total distributions to the Company’s shareholders of $69.6 million, an incremental $10.7 million of income incentive fees to the Advisor if performance of the Company continues to exceed the income incentive fee hurdle and catch-up and, in that event, aggregate income incentive fees of $17.4 million to the Advisor solely related to these dividends.

If the Company had not completed the reorganization, Gas Solutions would have had approximately $40.6 million of income after taxes from the sale, approximately $46.4 million less earnings to distribute than the potential distributions from the transaction the Company engaged in.  If Gas Solution distributed all those diminished earnings, the Advisor would receive $8.1 million in income incentive fees if the transaction were treated for US GAAP purposes as a distribution of earnings and profits by Gas Solutions and no capital gains incentive fee if the transaction were treated for US GAAP purposes as a capital gain realized by the Company as a result of a hypothetical consolidation of Gas Solutions as an investment company upon completion of the transaction.  The absence of a capital gains incentive fee in the latter scenario would be due to the fact that as of June 30, 2012, accumulated realized capital losses of the Company totaled $51.6 million and unrealized net depreciation on investments of the Company totaled $5.1 million for a total of $56.7 million of losses and net depreciation to be offset against realized gains before capital gain incentive fees would be payable on capital dispositions by the Company.

Mr. Larry Greene

October 5, 2012

In summary, the path taken by the Company resulted in substantial incremental shareholder value for the Company and its shareholders even after the payment of the incentive fees.

6.  If the difference between an income incentive fee calculation and a realized capital gain incentive fee calculation is material, discuss the Board of Directors’ role in oversight and their awareness of this issue (specifically including the independent directors). Does structuring portfolio transactions for dividends (as opposed to realized capital gains) present any advisory conflict, and if so, how is such conflict monitored to safeguard shareholder interests? Are the proceeds from the sale of the Gas Solution assets the source of the dividend payment the Company received?

The Company’s Board of Directors was fully apprised by management, and separately and independently by BDO USA, LLP, the Company’s independent registered accountants, of the accounting for the reorganization, the sale and the distributions.  As noted above, the Company was required to use the dividend structure, and the shareholders were benefitted by the reorganization and dividends paid over what the economics would have been with a hypothetical, unattainable sale of the Gas Solutions C-Corp.  Had the choice been available, the inferior economics that would have been available in a capital gains structure likely would have resulted in a preference for a dividend structure in any event.  If the choice were both available and a capital gain structure would have produced better results for the Company and its shareholders after determination of the impact of incentive fees, the Company would expect that the Company’s Board of Directors would ask for an analysis and that the Advisor would provide such analysis as part of its recommendation whether to engage in a capital gain transaction or a dividend transaction (again assuming there were a choice).  While Gas Solutions operations have generated dividends to the Company every year from 2004, including 2012, the proceeds from the sale of Gas Ltd provide most of the source of the dividends paid by Energy Solutions to the Company so far in 2012.  Energy Solutions continues to have other operations.  Energy Solutions has been a significant dividend payer to the Company in every prior year of Company ownership since 2004 with no significant sales of businesses occurring in such years.

Mr. Larry Greene

October 5, 2012

7.  Provide an accounting analysis under US GAAP for the conclusion to account for the make-whole payment of $26,936,000 received for the sale of NRG as interest income.

Make whole payments (sometimes also called prepayment premiums) are penalties for early repayment of a loan and are in lieu of future interest payments and therefore are required to be reported as interest income.

FASB ASC 310-10-25-12 indicates that prepayment penalties may not be recognized in income until the related loans or trade receivables, if applicable, are prepaid, except that the existence of prepayment penalties may affect the accounting resulting from the application of paragraph FASB ASC 310-20-35.   Under FASB ASC 310-20-35 the Company would have not considered the prepayment or the penalty in its yield analysis under the interest method because it does not hold a large number of similar loans for which prepayments are probable and the timing and for which the amount of prepayments can be reasonably estimated.  As such, since the prepayment penalty can be demonstrated as being at market, the Company believes the appropriate accounting was to record the prepayment penalty as interest income upon receipt.

8.  Fully explain both the federal tax treatment and the GAAP accounting treatment regarding the Gas Solutions sale and all payments as they apply to Energy Solutions, the Company, and the Company’s shareholders.

The sale of Gas Ltd is treated for federal income tax purposes as a taxable sale of the assets of Gas Ltd, reported under the installment method. The sale of Gas Ltd resulted in net taxable income of $146.1 million at Energy Solutions.  Energy Solutions 2012 federal taxable income is projected to be offset by its operating expenses and a partial utilization of the NOLs.  It is also projected that Energy Solutions will be subject to alternative minimum tax, the Texas gross margin tax and state franchise taxes. Approximately $23.0 million of additional taxable income will be reported in the future when, and if, the escrow and contingent payments are made, in accordance with the installment method. Because of the Company’s status as a regulated investment company under Subchapter M of the Code, the dividends paid by Energy Solutions to the Company are not taxable to the Company if the Company timely distributes such dividends to its shareholders.  The portion of dividends received by the Company’s shareholders that are paid from the dividends received by the Company from Energy Solutions are generally taxable to the Company’s taxable shareholders at ordinary income tax rates (for such shareholders that are taxpayers).

Energy Solutions recorded a capital gain on the sale of Gas Ltd.  This generated income at Energy Solutions facilitating its declaration of dividends to the Company.  As detailed in responses to comment 1 and comment 18, Energy Solutions is not an investment company and consolidation is not appropriate.  Through June 30, 2012, after the sale of its Gas Ltd interests, Energy Solutions had

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October 5, 2012

declared dividends of $33.3 million to the Company which have been recorded as dividend income at the Company.  As of June 30, 2012, Energy Solutions had approximately $53.7 million of additional net income available for distribution.

9.  Discuss when negotiations for the Gas Solutions sale started and whether the December 2011 reorganization was contemporaneous with such negotiations.

The Company first attempted to sell Gas Solutions in 2007.  In November 2007, the Company engaged an investment bank to market Gas Solutions to potential buyers.  The investment bank contacted over 70 potential buyers, and 17 potential buyers submitted bids.  Although these potential buyers initially were asked to bid for the C-Corp, each potential buyer expressed interest solely in the assets of Gas Solutions (i.e., Gas Ltd) after investigating the tax consequences of such an acquisition.  During the first half of 2008, the Company entered into an exclusivity agreement with a potential buyer, but that potential buyer declined to proceed with the purchase after due diligence.  During the summer of 2008, the Company entered into another exclusivity agreement with a second potential buyer, but the second potential buyer declined to proceed with the purchase following global stock market and commodity price declines.  In the spring of 2009, the Company contacted 41 potential buyers, including 16 that previously had expressed interest in Gas Solutions’ assets, to determine if a sale was possible on terms acceptable to the Company.  As before, the only indications of interest received were to purchase Gas Solutions’ assets.  Although the Company held negotiations with one bidder, the negotiations did not lead to a transaction, and the Company decided to focus on improving the operations and profitability of Gas Solutions.

Process letters delivered to potential buyers during the sale process run by the Company’s investment bank in 2007 to 2009 stated that the Company’s preferred sale structure was to sell the C-Corp equity of Gas Solutions.  Unsurprisingly, none of the potential purchasers of the equity of Gas Solutions directly from the Company remained interested in acquiring the C-Corp after investigating the tax consequences of such an acquisition.  Rather, all such potential purchasers wanted to pursue a purchase of Gas Ltd’s assets or Gas Solutions’ interest in Gas Ltd.

In the spring of 2011, the Company was contacted by Costar Midstream, L.L.C. (“Costar”).  Costar was owned by a party that had been involved in the prior sale process and had declined to move forward with a prior potential transaction.  On October 7, 2011, almost a year after the Company began planning a potential reorganization, the Company entered into a non-binding letter of intent with Costar, which letter of intent contemplated the possibility of Costar purchasing Gas Ltd’s

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assets.  Costar then commenced its formal due diligence.  In November 2011, Costar commenced negotiating a potential purchase transaction.  Subject to completion of due diligence, Costar would only proceed with the purchase of the Gas Solutions assets by either directly purchasing the assets held by Gas Ltd or the partnership interests of Gas Ltd held by Gas Solutions, which would have the same tax effect as a purchase of the Gas Ltd assets.  Costar executed a definitive agreement to acquire Gas Ltd on January 4, 2012.  At the time of the reorganization, which was completed on December 9, 2011, there could be and was no guarantee that an agreement or closing with Costar might occur in the future.  Indeed, significant commodity price fluctuations and customer losses during the month of December 2011 created uncertainty as to whether or not a transaction with Costar (or any other potential buyer) might occur at all, at any time, and under what terms.

10.  Disclose the management team of Energy Solutions, and if any are affiliated persons, describe their compensation and the source of such compensation.

Sidney Forrestier, as General Manager based in Louisiana, leads a team of 36 employees, including Sandy Beattie, also based in Louisiana, who is serving as Chief Financial Officer/Controller for the Energy Groups.  Each of Mr. Forrestier and Ms. Beattie is compensated by Jettco, dba Freedom Marine Services.  Edward Higgins serves as a management consultant for Yatesville Coal Group and Change Clean Energy Group.  Mr. Higgins is compensated by each of Yatesville Coal LLC and DEPC.  Steve Pileski serves as the Change Clean Energy Group plant engineer.  Mr. Pileski is compensated by DEPC.

Prior to the sale of Gas Ltd, the operational management team of the Gas Solutions business was employed by Gas Ltd and compensated by Gas Ltd.  The management of Gas Solutions consisted solely of John F. Barry III, who did not receive any compensation from Gas Solutions or any of its subsidiaries in his role as the sole director and officer of Gas Solution.  Following the reorganization, M. Grier Eliasek was appointed Vice President, Bernard S. Marren, Jr. was appointed Vice President and Treasurer, and Mark D. Hull was appointed Vice President and Secretary of Energy Solutions.  Each of them is affiliated with Prospect Capital Management LLC or Prospect Administration LLC.  None of them receives, will receive or has received any compensation from Energy Solutions or any of its subsidiaries.

11.  What are the specific assets owned by Energy Solutions/Gas Solutions Holdings, Inc. immediately prior to, and immediately after the December 2011 reorganization? Include a description of the specific Gas

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Solutions Holdings, Inc. assets remaining, if any, after the Gas Solutions sale, and excluding cash or receivables from such sale.

Immediately prior to the reorganization, Gas Solution’s assets consisted primarily of a natural gas gathering system and processing plant located in Texas, which were owned by Gas Ltd.  Following the reorganization, Gas Solutions continued to own miscellaneous direct assets, such as propane contracts and cash transferred from Gas Ltd to Gas Solutions prior to January 4, 2012, and, in addition, owned and operated four offshore supply vessels owned within the Freedom Marine Group, a biomass power plant owned within the Change Clean Energy Group and coal mining assets within the Yatesville Coal Group.  After the sale of Gas Ltd, Energy Solutions retained all of the assets described in the preceding sentence other than Gas Ltd and its assets.

Building on the reorganization and comprehensive business plan for Energy Solutions, Energy Solutions has recently made additional investments in Freedom Marine, enabling Freedom Marine to purchase a vessel with a DPS and to retrofit existing vessels with DPS, significantly enhancing the operational capability and competitiveness of Freedom Marine.  Freedom Marine is operating four offshore vessels and has been steadily improving operating results since the reorganization.

Assuming the reorganization did not take place and that the Gas Solutions assets were still sold for the same price, would there have been any difference with respect to the amount or accounting treatment of the dividend payment to the Company? Would there have been any change to the amount of incentive fee payable to the adviser? If so, were the Company’s directors informed about these transactions and were they made aware that such transactions would have an impact on the incentive fee to be paid to the adviser?

Please refer to the detailed discussion of the reorganization in response to comment 5. An extensive presentation regarding the potential sale of Gas Ltd was made to the Board of Directors on December 9, 2011.  The Advisor informed the Company’s Board of Directors, including all independent directors, that it considered whether to retain the after-tax profit from such a sale at Energy Solutions and reinvest it in other assets rather than generate additional income to the Company and incentive fees to itself and determined that it was inefficient from a tax point of view to make non-energy related investments in or under Energy Solutions, that the Company’s shareholders would prefer income distributions to retention of income by the Company, and that Energy Solutions had sufficient cash over and above its distributable earnings and profits to make additional energy related investments reasonably foreseeable at the time.

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October 5, 2012

12.  Did the Gas Solutions sale dispose of most of the assets that were originally held by Gas Solutions Holdings, Inc. immediately prior to the reorganization?

The sale of Gas Ltd disposed of a majority of the assets that were originally held by Gas Solutions immediately prior to the reorganization.  After the sale of Gas Ltd., Energy Solutions held directly miscellaneous assets, such as propane contracts and cash transferred from Gas Ltd to Gas Solutions prior to January 4, 2012, and will continue to operate indirectly other businesses as articulated herein.

13.  What is the prospectus disclosure of the potential conflict between the advisor and the Company regarding the structuring of its investments in control investments and the impact on any potential incentive fees payable by the Company and its shareholders? See comments 3 and 4 above. Where is this disclosure located?

The Company’s prospectus provides general disclosure about potential conflicts related to the Company and the Advisor.  There is disclosure on pages 17-19 that the Advisor may have conflicts of interest relating to the selection and structuring of investments, including specific examples of the more likely risks of this type that BDCs have encountered, including PIK income, potential self-interest in generating capital gains and in generating potential income incentive fees even when the Company is losing money or incurring capital losses. The Company does not believe the concern cited by the staff is of a different nature or that it is as significant as the examples included.  This is because the Advisor cannot generate income for itself without generating at least five times that amount of income for the Company and its shareholders, and the Company does not believe that it is normally possible for the Advisor to structure transactions to benefit itself out of proportion to the benefit obtained for the Company and its shareholders.

14.  Did the Company pay an income incentive fee to the Advisor for any expenses reimbursed to it by Energy Solutions, and if so, why? In addition, please explain (including authoritative support) why reimbursement of such operating expenses is appropriately accounted for as dividend income.

Expense reimbursements are neutral (or contrary to the Advisor’s interest due to timing differences) in relation to the Advisor’s income incentive fee unless the expense is accrued in a year for which income incentive fees are not payable and the

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October 5, 2012

reimbursement obligation is accrued in a later year for which incentive income fees are payable.  No such phenomenon has occurred at the Company.  The Company is not aware of any authoritative accounting literature requiring treatment of an expense reimbursement as a dividend and believes that the reimbursement accounting used by the Company accurately reflects the terms of the applicable credit agreement and industry norms, and is more conservative because it increases the reported expense ratio of the Company.

15.  What is the cautionary prospectus disclosure with respect to the sustainability/reliability of portfolio company “dividends” that are received by the Company that occur due to the sale of portfolio company capital assets, Where is such disclosure located?

The Company’s prospectus contains on page 17 general cautionary disclosure with respect to fluctuations in its results from a variety of sources, including the amount of dividends received from portfolio companies.  The prospectus does not contain specific disclosure regarding the sustainability or reliability of portfolio company dividends as a result of sales of portfolio company assets.  In the Company’s experience this infrequent phenomenon is not of a nature so different from the many sources of fluctuations listed that there should be a special risk factor for this particular possibility.  The income from the Gas Ltd sale is being distributed to the Company and by the Company to its shareholders over several monthly dividends and over any rolling three to five year periods would be immaterial.  It is not the function of risk disclosure to identify every known risk, but rather as stated in Item 8(3) of Form N-2, the principal risk factors associated with an investment in the Company.  Nonetheless, the Company will endeavor, should it experience similar circumstances in the future, to caution shareholders that dividends from such sources cannot be expected to be a stable source of income.

16.  Future interest/dividend presentations by the Company should be appropriately qualified and/or quantified as needed in light of the comments in this letter.

Duly noted.  See response to comment 15.

17.  State whether any of the comments in this letter with respect to the Energy Solutions situation presents a similar issue for First Tower and/or NRG, or any other portfolio company.

The Company believes that its responses to the comments in the letter demonstrate that the comments do not raise peculiar or difficult tax, accounting,

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fiduciary or similar issues.  The Company believes that its officers and directors and its Advisor seek to adhere to their fiduciary duties in evaluating, implementing, monitoring and exiting all investments.  The Company seeks external tax and accounting advice when management concludes such action is appropriate.  The Company has consulted with staff accountants at the SEC from time to time when management has concluded a structure or investment may raise unusual accounting issues.

18.  Provide an accounting analysis under US GAAP for the conclusion not to consolidate Energy Solutions, its predecessor Gas Solutions, First Tower of Delaware, and any other wholly-owned subsidiaries.

SEC Regulation S-X 6-03, which applies to business development companies (“BDCs”) as if they are registered investment companies, and by its own terms supercedes any contrary provisions elsewhere in Regulations S-X with respect to BDCs, mandates that a BDC may consolidate only with subsidiaries that are investment companies.  The Company has evaluated each wholly-owned subsidiary to determine if it is an investment company under Section 3 of the Investment Company Act of 1940, as amended (the “1940 Act”).  Additionally, while SEC Regulation S-X is the highest level of authority under US GAAP, the Company has also analyzed each wholly-owned subsidiary to determine if it is an investment company under FASB ASC 946-10-20.

Energy Solutions is the corporate parent of a variety of operating businesses in the energy sector as described in response to comment 1.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  Energy Solutions is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes investing with an exit strategy.

Gas Solutions was the corporate parent of a subsidiary primarily engaged in national gas collection and processing as described in response to comment 11.  Accordingly, it was excluded from the definition of investment company under Section 3(a) of the 1940 Act.  Gas Solutions was also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity included making investments for strategic operating purposes and excluded investing with an exit strategy.

First Tower Holdings of Delaware LLC (“First Tower”) is the parent of a series of companies substantially all of whose business consists of making consumer

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October 5, 2012

loans.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act and its primary subsidiaries, which operate mostly in the states of Mississippi, Louisiana and Missouri, are excluded from the definition of investment company under Section 3(c)(4) of the 1940 Act.  First Tower is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes investing with an exit strategy.

Prospect Capital Funding LLC (“PCF”) is a structured financing subsidiary that is party to the Company’s revolving credit facility.  This subsidiary was established to segregate certain assets owned by the Company in a bankruptcy remote entity for the benefit of the credit facility providers and generally holds the same types of assets as the Company itself, sometimes holding portions of the same assets.  Because the Company guarantees the value of the assets transferred to this subsidiary, such assets are considered not to have left the Company’s balance sheet and this subsidiary is effectively consolidated with the Company.

AIRMALL USA Holdings Inc. (“AIRMALL”) is the corporate parent of a series of companies substantially all of whose business consists of developing and managing airport retail operations.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  AIRMALL is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes investing with an exit strategy.

Borga, Inc. (“Borga”) is a manufacturer of steel buildings and components for the commercial, industrial, agricultural and residential markets.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  Borga is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.

Integrated Contract Services, Inc. (“ICS”) is a company that was created to purchase the assets of ESA Environmental Specialists, Inc. out of bankruptcy in April 2007.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  ICS is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.

Mr. Larry Greene

October 5, 2012

NMMB Holdings, Inc. (“NMMB”) is the corporate parent of a series of companies substantially all of whose business consists of providing media buying services (i.e., ad brokering) and out-of-home advertising, targeting the college, military, and multi-cultural print media markets.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  NMMB is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes investing with an exit strategy.

The Healing Staff, Inc. (“THS”) is a contractor focused on providing outsourced medical staffing solutions primarily to government agencies.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  THS is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.

Vets Securing America, Inc. (“VSA”) is a provider of out-sourced security guards staffed primarily using retired military veterans.  Accordingly, it is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  VSA is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy.

Wolf Energy Holdings, Inc. (“Wolf”) is the corporate parent of 100% of the outstanding membership interests of each of Coalbed, LLC (“Coalbed”) and Appalachian Energy Holdings, LLC (“AEH”).  Coalbed was formed in October 2009 to acquire the Company’s outstanding senior secured loan and assigned interests in Conquest Cherokee, LLC (“Conquest”).  Conquest’s assets consisted primarily of coalbed methane reserves in the Cherokee Basin.  AEH was formed in 2006 and is the owner of 100% of the outstanding equity interests of East Cumberland L.L.C., a provider of outsourced mine site development and construction services for coal production companies operating in Southern Appalachia, and of C&S Oilfield and Pipeline Construction, a provider of support services to companies engaged in the exploration and production of oil and natural gas.  In addition, effective June 29, 2012, C&J Cladding Holding Company, Inc. (“C&J”) merged with and into Wolf, with Wolf surviving.  At the time of the merger, C&J held the remaining undistributed proceeds from the sale of its membership interests in C&J Cladding, LLC. The merger was effectuated in connection with the broader simplification of the Company’s other energy investment holdings.  As the parent of

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October 5, 2012

a series of companies substantially all of whose business consists of a variety of operating businesses in the energy sector, Wolf is excluded from the definition of investment company under Section 3(a) of the 1940 Act.  Wolf is also excluded from the definition of investment company under FASB ASC 946-10-20 because its business purpose and activity includes making investments for strategic operating purposes and excludes investing with an exit strategy.

In conclusion, none of Energy Solutions, its predecessor Gas Solutions, First Tower, or any other wholly-owned subsidiary of the Company is an investment company under SEC Regulation S-X 6-03, the 40 Act, or US GAAP.  Accordingly, the Company is not required under SEC Regulation S-X 6-03 or US GAAP (nor is it permitted under the 1940 Act) to consolidate any of these wholly-owned subsidiaries (other than PCF).

19.  Pursuant to Article 3-09 of Regulation S-X, discuss whether the financial statements of Energy Solutions, its predecessor Gas Solutions, First Tower of Delaware, NRG or any majority wholly-owned subsidiaries are required to be filed with the financial statements of the Company.

The Company believes that Regulation S-X 3-09 does not apply to investment companies.

S-X 3-09 Unconsolidated Subsidiary Test

Sections 2(a)(41), 30 and 31 of the 1940 Act, taken together, mandate fair value accounting for all investment by an investment company, specify the financial statements to be filed by investment companies and accordingly do not permit the Commission to require (and the Commission has not required) investment companies to file financial statements of investee companies and do not require investment companies to maintain any records of any such separate financial statements.  The SEC has since the inception of BDCs in 1980 required them to follow investment company accounting, as is also noted in the AICPA Guide, paragraphs 103 and 105.  Inasmuch as Regulation S-X 3-09 cannot apply to registered investment companies, it also does not apply (and never has applied) to BDCs.  Further, Section 31 of the 1940 Act, which explicitly applies to BDCs by reason of Section 64(a) of the 1940 Act, expressly requires the Commission in Section 31(a) to avoid unnecessary recordkeeping by, and to minimize the compliance burden on, BDCs and requires solicitation of comments (i.e., rulemaking) in the course of exercising its authority in relation to recordkeeping requirements.  The Commission has not sought to expand the record keeping requirements of BDCs.  We are also not aware of the filing of separate financial statements for any unconsolidated subsidiary by any BDC.

Mr. Larry Greene

October 5, 2012

Further support for this conclusion is provided by the Division of Corporation Finance’s Financial Reporting Manual (“FRM”).  As noted in Note 1 to Section 2405.2 of the FRM, the unconsolidated subsidiary element of Regulation S-X 3-09 was developed to provide appropriate disclosure requirements for subsidiaries that were permitted to remain unconsolidated because their operations were unrelated to the operations of the registrant (such as finance subsidiaries of manufacturing companies). As explained in the Note and in FRM 2400.1 and 2405.2 the elimination of any exception to consolidation left S-X 3-09 inoperable with respect to unconsolidated subsidiaries. This demonstrates that S-X 3-09 was never intended to apply to unconsolidated subsidiaries of investment companies, including BDCs, because investment companies never were permitted to consolidate any investment other than investment company subsidiaries and companies providing services primarily to the investment company.

This conclusion is borne out by the relationship of S-X Article 6 to the other Articles of Regulation S-X. Regulation S-X 6-03 specifies that where the requirements of a special rule in S-X 6 differ from those prescribed in a general rule in S-X 1, 2, 3 or 4, the provisions of S-X 6 control. S-X 6-03(c) specifies that investment companies may not consolidate with any investee other than another investment company or a company that primarily provides services to the investment company. It is basically not possible to fairly and meaningfully apply S-X 3-09 to an investment company in the unconsolidated world investment companies inhabit. This is because S-X 1-02(w) builds both the numerator and the denominator of its calculations around consolidated balance sheets. In testing the significance of a single unconsolidated subsidiary in an unconsolidated environment, it would be completely unfair not to include all affiliates on a consolidated basis. However, requiring calculations to be made on a consolidated basis for a number of investee subsidiaries (nine and likely to increase in the case of the Company) to figure out whether a company that does not consolidate any of its subsidiaries should provide separate financial statements for one or more of them would be very onerous and inimical to the core premise of mandatory fair value accounting applicable to investment companies. Consequently, honoring the mandate of S-X 6-03 also results in the nonapplicability of S-X 3-09 to investment companies including BDCs.

In addition, the provision of separate financial statements for a fair valued investee provides no information that is useful to an investor, and in many cases the investment company may not in fact exert a level of control sufficient for it to get audited financial statements from the investee company.

Mr. Larry Greene

October 5, 2012

S-X 3-09 Equity Method Test

The Company also believes that S-X 3-09 is inoperable with respect to investees accounted for by the equity method because the Company is not permitted to account for any investee by the equity method. The Company has reviewed the response of Ares Capital Corporation dated July 19, 2012 to a similar comment and believes the staff has acquiesced in this conclusion.The Company is aware that in 2007 the SEC Regulations Committee of the Center for Audit Quality, an organization affiliated with the AICPA, reported the unofficial view of the SEC’s accounting staff that the equity accounting portion of S-X 3-09 should apply to companies that previously were required to use equity accounting for an investment but were with the advent of FAS 159 permitted to and in fact chose the option of reporting for them on a fair value basis.  See Center for Audit Quality, Discussion Document F, from July 2007 meeting with the SEC’s accounting staff.  This view is inapplicable to registrants such as the Company that are not permitted to use equity accounting for any investee (and have been obligated to use fair value accounting since 1940).  If it were applicable, there would seem to be no basis on which all fair valued investments would not have to be evaluated for S-X 3-09 equity accounting purposes, which would turn fair value accounting on its head and create significant additional reporting responsibilities for an industry that may not be able to comply.

20.  Pursuant to Article 4-08(g) of Regulation S-X, discuss whether summarized financial information of Energy Solutions, its predecessor Gas Solutions, First Tower of Delaware, NRG or any subsidiaries are required to be included in the notes to the financial statements of the Company.

The Company also believes that Regulation S-X 4-08(g) does not apply to investment companies, for the same reasons as set forth in response to comment 19.  That is, FRM 2400.1 and 2405.2 and Note 1 to 2405.2 apply equally to S-X 4-08(g), and the Company is not permitted to account for any investee on the equity method or optionally on the fair value method.

The Company also submits that the aggregation of unconsolidated subsidiaries required by S-X 4-08(g)(1)(B) would lead to meaningless results both by requiring undifferentiated information regarding diverse investees to be lumped together and by in effect requiring a consolidation exercise in order to provide the information, which would be contrary to the basic premise of S-X 6-03.

The Company has located two recent examples of BDCs that have furnished information along the lines required for non-investment companies by S-X 4-08(g). In each instance the subsidiary in question was one that the staff appears to have argued should be consolidated and the disclosure appears to have been a compromise to bridge a disagreement over whether consolidation was required. In the Company’s

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October 5, 2012

case, it is abundantly clear that none of its subsidiaries other than PCF (which the Company and the staff have agreed is a consolidated financing subsidiary) is subject to consolidation.  Accordingly, the Company is unaware of any precedent for the application of S-X 4-08(g) in its circumstances.

21.  Please confirm that while not immediately paid, capital gain incentive fees are accrued during the periods when unrealized appreciation is recorded on the Company’s books and records with respect to the portfolio. Thus, capital gain incentive fee accruals will be matched with the corresponding unrealized capital appreciation (and depreciation) for the portfolio so that future investors do not bear the entire capital gain incentive fee accrual in the period of sale. Please explain the relationship of the capital gain incentive fee accruals with the dividend paid by Energy Solutions to the Company. Were any capital gain incentive fee accruals made? Did the dividend payment reverse some or all of any capital gain incentive fee accruals?

Capital gain incentive fees would be accrued if the Company had unrealized appreciation net of the sum of unrealized depreciation and realized capital losses.  No capital gain incentive fee would be paid unless such appreciation was realized in excess of any increase in realized capital losses and unrealized capital depreciation.

Capital gains incentive accruals were not made and accordingly were not reversed.

22.  Does the Company’s response to any staff comment raise any accounting or disclosure issue, or any internal control matter, and if so, provide the Company’s proposed course of action, including any necessary revisions to its prospectus disclosure.

The Company’s responses to the staff’s accounting comments contained herein do not raise any accounting or disclosure issue, or any internal control matter, requiring a responsive course of action, including any revisions to its prospectus disclosure.

Mr. Larry Greene

October 5, 2012

Disclosure Comments

1.  In the sections titled “Prospectus Summary—Use of Proceeds” and “Use of Proceeds,” please disclose the terms of the debt to be repaid and the coupon.

The terms of the Company’s credit facility is described in other areas of the prospectus.  Additionally, the Company has now included the following disclosure in the Use of Proceeds section: “Interest on borrowings under the credit facility is one-month LIBOR plus 275 basis points, with no minimum LIBOR floor. Additionally, the lenders charge a fee on the unused portion of the credit facility equal to either 50 basis points if at least half of the credit facility is drawn or 100 basis points otherwise.”  Should the Company decide to use proceeds of an offering to pay down other indebtedness, the prospectus supplement for such an offering will describe the affected indebtedness.

2.  In the sections titled “Prospectus Summary—Distributions” and “Distributions,” please add the following disclosure:  “A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) while such returns are initially tax free, they will have the effect of reducing the basis such that when a shareholder sells its shares, it may be subject to additional tax even if the shares are sold for less than the original purchase price.”

The Company has revised disclosure accordingly.

3.  In the section titled “Prospectus Summary—Fees and Expenses,” please revise “Offering expenses borne by us” to “Offering expenses borne by the Company.”

The Company has revised disclosure accordingly.

4.  In the section titled “Risk Factors—Risks Relating To Our Securities—— The market price of our securities may fluctuate significantly,” please remove the reference “or other companies in the energy industry.”

The Company has revised disclosure accordingly.

Mr. Larry Greene

October 5, 2012

5.  In the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements,” please confirm that the disclosure is correct and that the Company does not anticipate any future off-balance sheet arrangements.

The Company confirms that the statement is correct and that the Company does not currently anticipate any future off-balance sheet arrangements.

6.  In the section titled “Use of Proceeds,” please explain why the Company anticipates the use of proceeds for any offering will take up to six months and the consequences of such delay.

The disclosure in the “Use of Proceeds” section provides that “substantially all of the net proceeds of an offering of Securities pursuant to this prospectus will be used for the above purposes within six months…”  The Company notes that the proceeds initially will be used for general corporate purposes including repayment of borrowings under its revolving facility, but that the ability of the Company to invest the net proceeds of the offering in portfolio companies in accordance with its investment objective is dependent on market conditions and the Company’s investment pipeline and, as a result, it is difficult to predict when substantially all of the net proceeds from an offering will be invested. The Company notes that the timeframe it has presented is consistent with the timeframe presented by many other business development companies in their shelf registration statements. In addition to market practice, the Company respectfully refers the staff to Guide 1 of Form N-2, which provides that, for business development companies,

[t]he Division is of the view that Section 58 of the 1940 Act requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Section 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; or (ii) 2 years after commencement of its initial public offering.

As a result, the Company believes that the timeframe of within six months included in the Registration Statement is consistent with both industry practice and Guide 1 of Form N-2.

7.  In the section titled “Business—Board Leadership Structure,” please explain why the Company does not have a lead independent director.

The Company’s Board of Directors does not currently have a designated lead independent director. Instead, all of the independent directors play an active role on the Board of Directors. The independent directors compose a majority of the Company’s Board of Directors, and are closely involved in all material board level deliberations related to the Company. The Board of Directors believes that, with

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October 5, 2012

these practices, each independent director has an equal stake in the Board’s actions and oversight role and equal accountability to the Company and its stockholders.  The Company believes that Eugene Stark acts as the de facto lead independent director, by virtue of his role as an accounting expert and Chairman of the Audit Committee.

8.  In the section titled “Business—Managerial Assistance,” it is disclosed that fees are paid to the Administrator for managerial assistance.  Please explain to the Staff why the Administrator is paid for these fees.

The Company refers to disclosure in the Company’s Registration Statement under “Administration Agreement” and to the Company’s form of Administration Agreement filed as Exhibit (k)(1) to the Company’s Pre-Effective Amendment No. 2, as filed with the SEC on July 6, 2004.  The Administration Agreement provides that the Administrator will provide managerial assistance on the Company’s behalf (please see Section 1(b) of the Administration Agreement) at cost (please see Section 5 of the Administration Agreement).  The 1940 Act does not restrict the Administrator from performing such services.  With respect to all managerial assistance arrangements currently in effect for which the Company collects money, the Company charges the fully loaded costs and expense incurred by the Administrator in providing such services and then pays such amounts to the Administrator as a reimbursement of the Administrator’s costs and expenses.

9.  In the section titled “Sales of Common Stock Below Net Asset Value,” please include a hypothetical example that shows the effects of an issuance with a 100% discount to net asset value.

The Company has included a hypothetical example that shows the effects of an issuance of up to 25% of its shares of common stock at a 100% discount to net asset value.

10.  In the section titled “Description of Our Units,” please explain to the Staff whether units offered by the Company may be structured so as to in effect offer the Company’s shares of common stock at a discount to net asset value by lowering the price of the other securities included in the units.

The Company may structure a unit in such a manner because the Company has received authority from its stockholders to issue shares of common stock at a discount to net asset value.  The prospectus supplement for any such offering would delineate the Company’s estimate of the discount allocable to the common stock component and any associated risk factors.

Mr. Larry Greene

October 5, 2012

11.  In the section titled “Regulation—Managerial Assistance to Portfolio Companies,” the Company has included the following disclosure: “the business development company must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance…”  Please explain to the Staff why such disclosure is included or delete it.

The Company refers the Staff to the definition of business development company in Section 2(a)(48) of the 1940 Act, which states that a business development company is not required to make available managerial assistance to “any company described in paragraph [2(a)](46)(C)(iii)…”  The type of company described in Section 2(a)(46)(C)(iii) is one that “has total assets of not more than $4,000,000, and capital and surplus (shareholders’ equity less retained earnings) of not less than $2,000,000…”  As such, the Company believes that the statement “other than small and solvent companies” is fair and accurate.

*        *        *        *        *

Mr. Larry Greene

October 5, 2012

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Sincerely,

/s/ Richard Prins
Richard Prins

Exhibit A

Exhibit B